Filed Pursuant to Rule 424(b)(5)

Registration No. 333-201615

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
3.70% Senior Notes due 2045	$400,000,000	$46,480 (1)

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT

TO PROSPECTUS DATED JANUARY 21, 2015

$400,000,000

The Progressive Corporation

3.70% Senior Notes due 2045

We are offering $400 million aggregate principal amount of 3.70% Senior Notes due 2045. The notes will bear interest at a rate of 3.70% per annum. Interest will be payable semi-annually on January 26 and July 26 of each year, commencing on July 26, 2015. The notes will mature on January 26, 2045. We have the option to redeem all or a portion of the notes at the redemption prices discussed under the caption “Description of Notes—Optional Redemption” in this prospectus supplement.

The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior indebtedness. The notes will be senior to our existing and any future subordinated indebtedness. The notes will be effectively subordinated to any secured indebtedness we may incur in the future to the extent of the value of the assets securing such indebtedness and will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

We do not intend to apply for listing of the notes on any securities exchange.

Investing in the notes involves risks. See the sections entitled “Risk Factors” beginning on page 14 of our Annual Report on Form 10-K for the year ended December 31, 2013 and in this prospectus supplement beginning on page S-8.

	Price to Public (1)	Underwriting Discounts and Commissions	Proceeds to Progressive
Per Note	99.479%	0.750%	98.729%
Total	$397,916,000	$3,000,000	$394,916,000

(1)	Plus accrued interest, if any, from January 26, 2015, if settlement occurs after such date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to distribute the notes in book-entry form through the facilities of The Depository Trust Company for the benefit of its direct and indirect participants on or about January 26, 2015.

Goldman, Sachs & Co.

The date of this prospectus supplement is January 21, 2015.

We have not, and the underwriter has not, authorized anyone to provide any information other than that incorporated by reference or contained in this prospectus supplement or the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of the applicable document.

This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

When we use the terms “Progressive”, the “company,” “we,” “us,” or “our” in this prospectus supplement, we mean The Progressive Corporation, and not any of its subsidiaries, mutual insurance company affiliate or investment limited partnership affiliate, unless we state or the context implies otherwise. The term “subsidiaries” in this prospectus supplement includes our subsidiaries, our mutual insurance company affiliate and our investment limited partnership affiliate, unless we state or the context implies otherwise.

FORWARD-LOOKING STATEMENTS

Under the Private Securities Litigation Reform Act of 1995, statements in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference in either of these documents that are not historical fact are forward-looking statements. Such statements use forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future, but that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed in this prospectus supplement. You should understand that the following important factors could affect our future results and could cause actual results to differ materially from those expressed in such forward-looking statements:

•	uncertainties related to estimates, assumptions, and projections generally;

•	inflation and changes in economic conditions (including changes in interest rates and financial markets);

•	the possible failure of one or more governmental, corporate, or other entities to make scheduled debt payments or satisfy other obligations;

•	the potential or actual downgrading by one or more rating agencies of our securities or governmental, corporate, or other securities we hold;

•

the financial condition of, and other issues relating to the strength of and liquidity available to, issuers of securities held in our investment portfolios and other companies with which we have ongoing business relationships, including reinsurers and other counterparties to certain financial transactions;

•	the accuracy and adequacy of our pricing and loss reserving methodologies;

•	the competitiveness of our pricing and the effectiveness of our initiatives to attract and retain more customers;

•	initiatives by competitors and the effectiveness of our response;

•	our ability to obtain regulatory approval for the introduction of products to new jurisdictions, for requested rate changes and the timing thereof and for any proposed acquisitions;

•	the effectiveness of our brand strategy and advertising campaigns relative to those of competitors;

•	legislative and regulatory developments at the state and federal levels, including, but not limited to, matters relating to vehicle or homeowners insurance, health care reform and tax law changes;

•	the outcome of disputes relating to intellectual property rights;

•	the outcome of litigation or governmental investigations that may be pending or filed against us;

•	weather conditions (including the severity and frequency of storms, hurricanes, floods, snowfalls, hail, and winter conditions);

•	changes in driving patterns, including vehicle usage as influenced by the level of oil and gas prices, among other factors;

•	our ability to accurately recognize and appropriately respond in a timely manner to changes in loss frequency and severity trends;

•	technological advances;

•	acts of war and terrorist activities;

•

our ability to maintain the uninterrupted operation of our facilities, systems (including information technology systems), and business functions, and safeguard personal and sensitive information in our possession;

•	our continued access to and functionality of third-party systems that are critical to our business;

•	court decisions, new theories of insurer liability or interpretations of insurance policy provisions and other trends in litigation;

•	changes in health care and auto repair costs; and

•	other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the Securities and Exchange Commission (“Commission” or “SEC”).

In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

These factors, and the factors addressed under the heading “Risk Factors” beginning on page S-8 of this prospectus supplement and “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on the company’s business, financial condition or future results. We undertake no obligation to update publicly any forward-looking statement, whether as a result of new information or future events, except as required by the federal securities laws.

SUMMARY

The following is a summary of the more detailed information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that may be important to you. You should read this prospectus supplement and the accompanying prospectus in their entirety and the documents we have referred you to, including those incorporated by reference in this prospectus supplement and the accompanying prospectus, especially the risks of investing discussed under “Risk Factors,” before investing in these notes. In the sections below entitled “The Progressive Corporation” and “Recent Developments,” when we use the terms “Progressive,” the “company,” “we,” “us,” or “our,” we mean The Progressive Corporation and its subsidiaries (as defined below), on a consolidated basis, unless we state or the context implies otherwise.

The Progressive Corporation

The Progressive insurance organization began business in 1937. The Progressive Corporation, an insurance holding company formed in 1965, has insurance and non-insurance subsidiaries, a mutual insurance company affiliate, and a limited partnership investment affiliate (collectively, the “subsidiaries”). Our insurance subsidiaries and mutual insurance company affiliate provide personal and commercial automobile insurance and other specialty property-casualty insurance and related services. We operate our businesses throughout the United States and sell personal auto physical damage and property damage liability insurance via the Internet in Australia.

Our property-casualty insurance products protect our customers against losses due to collision and physical damage to their motor vehicles, uninsured and underinsured bodily injury, and liability to others for personal injury or property damage arising out of the use of those vehicles. Our non-insurance subsidiaries and limited partnership investment affiliate generally support our insurance and investment operations. Our business operations include the following:

•

Our Personal Lines business writes insurance for personal autos and recreational and other vehicles, such as motorcycles, all-terrain vehicles, RVs, mobile homes, watercraft, snowmobiles and similar items. The Personal Lines business either is generated by independent agents or brokers or is written directly by us online, via mobile devices and over the phone.

•

The Commercial Lines business writes primary liability and physical damage insurance for automobiles and trucks owned and/or operated predominantly by small businesses and is primarily distributed through the independent agency channel. This business operates in the business auto, for-hire transportation, contractor, for-hire specialty and tow markets.

•

Our service businesses include providing insurance-related services, primarily policy issuance and claims adjusting services for Commercial Auto Insurance Procedures/Plans (CAIP), which are state-supervised plans serving the involuntary markets in 42 states and the District of Columbia. Our service businesses also include two commission-based service businesses: Progressive Home Advantage®, through which we offer customers in all but one state home, condominium, and renters insurance underwritten by unaffiliated homeowners insurance companies; and Progressive Commercial AdvantageSM, through which we offer our customers the ability to package their Progressive auto coverage with other commercial coverages that are written by unaffiliated insurance companies or agencies.

•	Our other indemnity businesses consist of managing our run-off businesses.

•	We manage claims handling through approximately 270 claims offices located throughout the United States. In addition, in 51 metropolitan areas across the country, we have in operation 67 Service

Centers, of which 44 have combined our claims offices and Service Centers to improve our efficiency and manage costs. Insureds and other claimants can elect to have their vehicles repaired by their own repair shops, have their vehicles repaired by one of our network shops, or have the entire repair process coordinated by one of our Service Centers. Our innovative, patented approach to the vehicle repair process through our Service Centers increases consumer satisfaction and our productivity, and improves the cycle time in comparison to our other claims settlement processes.

•

Our investment group employs what management believes is a conservative approach to investment and capital management intended to ensure that we have sufficient capital to support all of the insurance that we can profitably write and contribute to our comprehensive income. Our portfolio is invested primarily in short-term and intermediate-term, investment-grade fixed-income securities.

Progressive’s insurance businesses operate in a highly regulated environment. Each insurance subsidiary is subject to regulation and supervision by state insurance departments in the jurisdictions in which it is domiciled or licensed to transact business. Each jurisdiction has a unique and complex set of laws and regulations. State insurance departments have broad administrative powers relating to licensing insurers, agents and adjusters, regulating premium changes and policy forms, establishing reserve requirements, prescribing statutory accounting methods and the form and content of statutory financial reports, and regulating the type and amount of investments permitted. In addition, insurance statutes or regulations in many states limit the extent to which insurance companies may pay dividends and transfer assets to their affiliates (including a parent company) and either prohibit or require prior regulatory approval for the payment of dividends and other distributions in excess of such limits.

Our principal executive offices are located at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143 and our phone number is (440) 461-5000. Additional information about The Progressive Corporation and its subsidiaries can be found in our documents filed with the SEC that are incorporated in this prospectus supplement by reference, as provided in the accompanying prospectus in “Where You Can Find More Information.” Our website is www.progressive.com. Information on our website does not constitute part of this prospectus supplement.

Recent Developments

On December 15, 2014, The Progressive Corporation entered into a Stock Purchase Agreement to acquire approximately 62% of the capital stock (on a fully diluted basis) of ARX Holding Corp. (“ARX”), the privately held holding company for American Strategic Insurance Corp. and its affiliates, a Florida-based homeowners insurance carrier group. Progressive currently owns approximately 5% of the outstanding ARX capital stock. The closing of the transaction (the “ARX Transaction”) is expected to occur on or about April 1, 2015, subject to certain conditions, including, without limitation, the satisfaction of regulatory approval requirements. We estimate that the aggregate purchase price will be approximately $875 million. The sale of the notes through this offering is not a condition to the closing of the ARX Transaction.

At the closing of the ARX Transaction, the continuing ARX shareholders will enter into a stockholders’ agreement, which will include the non-Progressive shareholders’ rights to sell their ARX stock to The Progressive Corporation (put rights) and The Progressive Corporation’s rights to purchase such stock from the non-Progressive shareholders (call rights) at certain designated times. If these rights are exercised in full when available, The Progressive Corporation would acquire all of the remaining ARX capital stock by mid-2021.

The Offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more detailed description of the terms and conditions of the notes, see the section entitled “Description of Notes” in this prospectus supplement.

Issuer	The Progressive Corporation, an Ohio corporation.

Notes Offered	$400 million in aggregate principal amount of 3.70% Senior Notes due 2045.

Maturity Date	January 26, 2045.

Interest Rate and Payment Dates	Interest on the notes will accrue at the rate of 3.70% per annum, payable semiannually in cash in arrears on each January 26 and July 26, commencing on July 26, 2015. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption	We may redeem all or a portion of the notes at our option at any time and from time to time at the redemption prices described under “Description of Notes—Optional Redemption” in this prospectus supplement.

Ranking	The notes will be our senior unsecured obligations. The notes will rank equal in right of payment with all of our other existing and future senior unsecured indebtedness and senior in right of payment to any of our existing or future subordinated indebtedness. The notes will be effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing such indebtedness and will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

As of September 30, 2014, we had approximately $1,534.3 million of senior unsecured debt and no secured debt outstanding. As of September 30, 2014, our subsidiaries had approximately $16.7 billion of outstanding indebtedness and other liabilities (including unearned premiums, loss and loss adjustment expense reserves, net deferred income taxes, accounts payable, accrued expenses and other liabilities, but excluding intercompany debt) to which the notes would have ranked structurally subordinate. At that date, our subsidiaries had no external borrowings.

Certain Covenants	We will issue the notes under an Indenture dated as of September 15, 1993, as supplemented, between us and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company, which succeeded the First National Bank of Boston), as trustee (the “Trustee”). The indenture governing the notes will, among other things, restrict our ability to:

•	incur certain liens; and

•	sell certain assets or merge with or into other companies,

in each case, unless certain conditions are satisfied.

These covenants are subject to a number of important qualifications and limitations. For more details, see the section entitled “Description of Notes—Certain Covenants,” in this prospectus supplement.

Use of Proceeds	We estimate that we will receive approximately $394.1 million from the sale of the notes, after deducting underwriter’s discounts and commissions and offering expenses. We intend to use these proceeds from time to time for general corporate purposes. Until used for those purposes, we intend to invest the net proceeds from the offering of the notes in short-term securities that are similar in nature to, and of approximately the same quality as, the short-term securities currently held in the investment portfolios of our subsidiaries.

No Public Trading Market	We do not intend to list the notes on any national securities exchange or to arrange for quotation on any automated dealer quotation systems. There can be no assurance that an active trading market will develop for the notes.

Risk Factors	See the section entitled “Risk Factors” beginning on page S-8 of this prospectus supplement and the “Risk Factors” section in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is incorporated by reference into this prospectus supplement and the accompanying prospectus, for a discussion of factors you should carefully consider before deciding to invest in the notes.

Trustee and Paying Agent	U.S. Bank National Association.

Governing Law	The notes will be, and the indenture under which they will be issued is, governed by New York law.

RISK FACTORS

The notes offered by this prospectus supplement and the accompanying prospectus may involve a high degree of risk. You should read carefully the following risk factors and the “Risk Factors” section in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is incorporated by reference into this prospectus supplement and the accompanying prospectus, in addition to the other information set forth in this prospectus supplement and the accompanying prospectus, before making an investment in the notes.

Risks Related to this Offering of Notes

Any inability of our subsidiaries to pay dividends to us in sufficient amounts could negatively impact our ability to meet our obligations under the notes.

We are a holding company and our principal assets are the capital stock of our subsidiaries. We rely primarily on dividends from our subsidiaries to meet our obligations to pay interest and principal on outstanding debt obligations, dividends and other distributions to shareholders and holding company expenses and to repurchase our outstanding securities. The ability of our insurance subsidiaries to pay dividends to us in the future will depend on their statutory surplus, their earnings and regulatory restrictions.

We and our insurance subsidiaries are subject to regulation by some states as an insurance holding company system. These regulations generally provide that transactions among companies within the holding company system must be fair and reasonable. Transfers of assets among affiliated companies, certain dividend payments to affiliates from insurance subsidiaries and certain material transactions between companies within the system may require prior notice to, or prior approval by, state regulatory authorities. Our insurance subsidiaries are domiciled in Indiana, Louisiana, Michigan, New Jersey, New York, Ohio, Texas and Wisconsin. The applicable insurance regulatory restrictions include specific limitations on the maximum amount of dividends available to be paid by our subsidiaries without prior approval of insurance regulatory authorities. The ability of our insurance subsidiaries to pay dividends also is restricted by regulations that set standards of solvency that must be met and maintained, the nature of and limitation on the investments that may be made by our regulated subsidiaries, the nature of and limitations on dividends to policyholders and shareholders, the nature and extent of required participation in insurance guaranty funds and the involuntary assumption of hard-to-place or high-risk insurance business.

Any inability of our insurance subsidiaries to pay dividends to us in an amount sufficient to meet our debt service and other obligations and other cash requirements could negatively impact our ability to meet our obligations under the notes.

The notes will be structurally subordinated to the obligations of our subsidiaries.

Our subsidiaries are separate and distinct legal entities. Except to the extent that we are a creditor with recognized claims against one of our subsidiaries, claims of the subsidiary’s creditors, including policyholders, have priority with respect to the assets and earnings of that subsidiary over the claims of our creditors, including holders of the notes. If any of our subsidiaries should become insolvent, liquidate or otherwise reorganize, our creditors, including holders of the notes, and our shareholders will have no right to proceed against the assets of that subsidiary or to cause the liquidation, bankruptcy or winding-up of the subsidiary under applicable laws. The applicable insurance laws of the jurisdiction where each of our insurance subsidiaries is domiciled would govern any proceedings relating to that insurance subsidiary. The insurance authority of that jurisdiction would act as a liquidator or rehabilitator for the subsidiary. Both creditors and policyholders of the subsidiary would be entitled to payment in full from the subsidiary’s assets before we, as a shareholder, would be entitled to receive any distribution from the subsidiary that we might apply to make payments of principal and interest on the notes or other indebtedness.

Accordingly, the payments on our notes will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of September 30, 2014, our subsidiaries had approximately $16.7 billion of outstanding indebtedness and other liabilities (including unearned premiums, loss and loss adjustment expense reserves, net deferred income taxes, accounts payable, accrued expenses and other liabilities, but excluding intercompany debt) to which the notes would have ranked structurally subordinate. At September 30, 2014, our subsidiaries had no external borrowings, and they have incurred no external borrowings since that date. For a discussion of ARX’s outstanding debt, which will continue to be outstanding after the closing of the ARX Transaction, see “—Risks Associated with the ARX Transaction—Our consolidated debt is expected to increase as a result of the acquisition and our debt rating may be adversely affected.”

The notes will be unsecured and rank effectively subordinate to the claims of secured creditors, if any, to the extent of the value of the collateral securing those claims.

As of September 30, 2014, we had no secured indebtedness, and we have incurred no secured indebtedness since that date. Holders of any secured indebtedness we may incur in the future will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing such indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, insolvency or other bankruptcy proceeding, holders of our secured indebtedness will have prior claim to our assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our other unsecured indebtedness that is deemed to be of the same class as the notes and with all of our other unsecured creditors with respect to our unencumbered assets. In that event, because the notes will not be secured by any of our assets, it is possible that our remaining assets might be insufficient to satisfy your claims in full.

Our level of indebtedness could limit cash flow available for our operations and could adversely affect our ability to service our debt or obtain additional financing, if necessary.

As of September 30, 2014, our total debt outstanding was approximately $2,164.3 million, including $1,534.3 million of senior unsecured debt and $630.0 million of subordinated debt, and our debt-to-total-capital ratio was 23.8%. After giving effect to the offering, our total debt outstanding on September 30, 2014 would have been approximately $2,559.2 million and our debt-to-total-capital ratio would have been approximately 27.0%. We have incurred no additional debt since September 30, 2014. For a discussion of ARX’s outstanding debt, which will continue to be outstanding after the closing of the ARX Transaction, see “—Risks Associated with the ARX Transaction—Our consolidated debt is expected to increase as a result of the acquisition and our debt rating may be adversely affected.”

Our level of indebtedness could restrict our operations and make it more difficult for us to satisfy our obligations under the notes. For example, our level of indebtedness could, among other things:

•

affect our liquidity by limiting our ability to obtain additional financing for working capital, or limit our ability to obtain financing for capital expenditures (including necessary technologies and systems) and acquisitions or make any available financing more costly;

•

require us to dedicate all or a substantial portion of our cash flow to service our debt, which would reduce funds available for other business purposes, such as operating expenses, capital expenditures, dividends or acquisitions;

•	limit our flexibility in planning for or reacting to changes in the markets in which we compete;

•	place us at a competitive disadvantage relative to our competitors with less indebtedness;

•	render us more vulnerable to general adverse economic and industry conditions; and

•	make it more difficult for us to satisfy our financial obligations, including those relating to the notes.

In addition, the indenture governing the notes and the terms of the agreements governing our other outstanding indebtedness contain or may in the future contain restrictive covenants that could limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt, including the notes.

Our ability to service our debt and meet our cash requirements depends on many factors, some of which are beyond our control.

Our ability to satisfy our obligations will depend on our future operating performance, cash flows, and financial results, which will be subject, in part, to factors beyond our control, including interest rates and general economic, financial and business conditions and other factors described in the documents incorporated by reference in this prospectus, including those described under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013. If we are unable to generate sufficient cash flow to service our debt, we may be required to:

•	refinance all or a portion of our debt, including the notes;

•	obtain additional financing, which may be on unfavorable terms;

•	sell some of our assets or operations;

•	reduce or delay capital expenditures and/or acquisitions; or

•	revise or delay our strategic plans.

If we are required to take any of these actions, it could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that we would be able to take any of these actions or take them on satisfactory terms, that these actions would enable us to continue to satisfy our capital requirements or that these actions would be permitted under the terms of our various debt instruments, including the indenture.

Restrictive covenants in the agreements governing our indebtedness may reduce our operating flexibility.

The indenture governing the notes offered hereby and the indentures governing other indebtedness of ours contain various covenants that limit our ability to:

•	incur certain liens; and

•	sell certain assets or merge with or into other companies,

in each case, unless certain conditions are met. These restrictions could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in the economy or our business, conduct operations or otherwise take advantage of business opportunities that may arise.

Our breach of any of these covenants could result in a default under the terms of the relevant indebtedness, which could cause such indebtedness to become immediately due and payable. If we are unable to repay such amount, the lenders could initiate litigation or a bankruptcy or liquidation proceeding, or proceed against any collateral that secures the indebtedness or if they obtain a judgment against us, our other assets. If our lenders accelerate the repayment of borrowings, we may have insufficient assets to repay the notes.

Despite current indebtedness levels, we and certain of our subsidiaries may incur substantially more debt. This could further exacerbate the risks associated with our leverage.

The terms of the indenture governing the notes do not prohibit us or our subsidiaries from incurring additional indebtedness. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

We may choose to redeem the notes when prevailing interest rates are relatively low.

The notes are redeemable at our option and we may choose to redeem some or all of the notes from time to time, especially when prevailing interest rates are lower than the rate borne by the notes. If prevailing rates are lower at the time of redemption, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the notes being redeemed. Our redemption right also may adversely affect your ability to sell your notes if and at any time after the notes are called for partial or full redemption. See the section entitled “Description of Notes—Optional Redemption” in this prospectus supplement.

There may be no trading market for the notes.

We do not intend to list the notes to be offered under this prospectus supplement on any securities exchange or to seek approval for quotations of the notes through any automated quotation system. There is no established market for the notes and there is a risk that:

•	an active trading market for the notes will not develop;

•	you will not be able to sell your notes at fair market value or at all; or

•	you will not receive any specific price upon any sale of the notes.

If a public market for the notes does develop, the notes could trade at prices that may be lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance and prospects.

Risks Associated with the ARX Transaction

The anticipated acquisition of control of ARX Holding Corp. may not occur or may occur on terms different than those initially contemplated.

It is possible that the contemplated acquisition of ARX capital stock described in “Summary—Recent Developments” may not occur because the conditions to the closing of the transaction are not satisfied or for another reason. In addition, there is a risk that the transactions may not be consummated on the terms contemplated, as a result of changed circumstances or because of requirements imposed by insurance or other regulatory authorities.

If the anticipated acquisition is consummated, it may not produce the anticipated benefits to the company and may present new operational or other risks for us.

If the acquisition is consummated, it may not produce the anticipated benefits to the company, or such benefits may be delayed longer than anticipated, and ARX may not perform as expected, may have unknown liabilities and may present unanticipated operational or other risks. ARX will continue to be, and the company will become, dependent on the experience and industry knowledge of ARX’s officers and key employees to execute their business plans. In addition, the homeowners insurance business differs from our current business in certain respects. Catastrophe losses, including those caused by adverse weather conditions (including hurricanes, floods, tornadoes and severe storms), may impact homeowners insurance results more than they impact our current results. Further, like many homeowners insurance companies, ARX relies on reinsurance contracts to reduce its exposure to certain catastrophe events. Nonetheless, ARX remains liable as the direct insurer on all risks reinsured and is subject to credit risk with respect to its ability to recover from reinsurers for the claims it paid.

Our consolidated debt is expected to increase as a result of the acquisition and our debt rating may be adversely affected.

As of September 30, 2014, ARX had outstanding external borrowings of $145.6 million, and during the fourth quarter of 2014, ARX incurred additional debt in the principal amount of $50 million, a significant portion of which is secured by the stock of certain of ARX’s key subsidiaries. This debt will remain outstanding after the acquisition, and it is possible that our debt rating could be adversely affected as a result, which may reduce our flexibility to respond to changing business and economic conditions, adversely affect our ability to access the debt markets, and increase our interest expense on any future indebtedness.

The anticipated acquisition will affect our accounting and the comparability of our results.

If the acquisition is consummated, the financial results of ARX and its subsidiaries will be consolidated in our financial results. Reporting the results of a writer of homeowners insurance may introduce additional volatility in our consolidated results, particularly because we report our results on a monthly basis. In addition, because we will own less than one hundred percent of ARX for some period of time, the other holders of ARX capital stock will have an interest in the assets and operating results of ARX, and their interests will be reflected on our financial statements. These changes will introduce more complexity to our financial statements and may affect the ability of investors or analysts to assess our financial results.

USE OF PROCEEDS

We estimate that we will receive approximately $394.1 million from the sale of the notes, after deducting underwriter’s discounts and commissions and offering expenses. We intend to use these proceeds from time to time for general corporate purposes. Until used for those purposes, we intend to invest the net proceeds from the offering of the notes in short-term securities that are similar in nature to, and of approximately the same quality as, the short-term securities currently held in the investment portfolios of our subsidiaries.

CAPITALIZATION

The following table sets forth our capitalization, on a consolidated basis, as of September 30, 2014:

•	on an actual basis; and

•	as adjusted to give effect to the sale of the notes in this offering.

The following table does not reflect the effects of the ARX Transaction described in “Summary—Recent Developments.”

The information set forth below should be read in conjunction with our consolidated financial statements and related notes contained in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2014, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus.

	As of September 30, 2014
	Actual	As Adjusted
	(Millions)
Debt:
3.70% Senior Notes due 2045	$—	$394.9
3.75% Senior Notes due 2021	497.8	497.8
6 5/8% Senior Notes due 2029	295.4	295.4
6.25% Senior Notes due 2032	394.8	394.8
4.35% Senior Notes due 2044	346.3	346.3
6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067	630.0	630.0

Total debt	2,164.3	2,559.2

Shareholders’ equity:
Common shares, $1.00 par value (authorized 900.0, issued 797.6, including treasury shares of 208.4)	589.2	589.2
Paid-in capital	1,169.9	1,169.9
Retained earnings	4,203.5	4,203.5
Accumulated other comprehensive income:
Net unrealized gains on securities	970.2	970.2
Net unrealized gains on forecasted transactions	1.8	1.8
Foreign currency translation adjustment	.7	.7

Total accumulated other comprehensive income	972.7	972.7

Total shareholders’ equity	6,935.3	6,935.3

Total debt and shareholders’ equity	$9,099.6	$9,494.5

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth selected consolidated statement of operations and financial position data and other data for the periods or as of the dates indicated. The financial data for each of the five years in the period ended December 31, 2013 are derived from our audited consolidated financial statements. The financial data for the nine months ended September 30, 2014 and 2013 are not audited but include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of our financial position and results of operations as of such dates and for such periods. The results for the nine months ended September 30, 2014 are not necessarily indicative of full year results. The following amounts should be read in conjunction with the consolidated financial statements and notes thereto contained in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 and the Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Commission and available as described under “Where You Can Find More Information” in the accompanying prospectus.

	Nine Months Ended September 30,		Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(Millions, except per share amounts and ratios)
Consolidated Statement of Income Data:
Revenues:
Net premiums earned	$13,455.9	$12,759.3	$17,103.4	$16,018.0	$14,902.8	$14,314.8	$14,012.8
Investment income	304.2	310.1	422.0	443.0	480.0	520.1	507.0
Net realized gains on securities	198.0	241.4	318.4	306.8	102.6	96.1	27.1
Fees and other revenues	223.1	215.3	291.8	281.8	266.5	252.2	227.5
Service revenues	38.8	30.3	39.6	36.1	22.8	25.9	16.7
Gains (losses) on extinguishment of debt	(4.8)	(4.3)	(4.3)	(1.8)	(.1)	6.4	0

Total revenues	14,215.2	13,552.1	18,170.9	17,083.9	15,774.6	15,215.5	14,791.1

Expenses:
Losses and loss adjustment expenses	9,766.8	9,266.7	12,472.4	11,948.0	10,634.8	10,131.3	9,904.9
Policy acquisition costs	1,119.0	1,086.0	1,451.8	1,436.6	1,399.2	1,359.9	1,364.6
Other underwriting expenses	1,831.3	1,769.0	2,350.9	2,206.3	2,088.0	1,992.3	1,795.2
Investment expenses	14.0	14.5	18.8	15.4	13.5	11.9	11.1
Service expenses	36.1	30.1	38.8	36.1	19.4	21.4	19.4
Interest expense	87.0	91.4	118.2	123.8	132.7	133.5	139.0

Total expenses	12,854.2	12,257.7	16,450.9	15,766.2	14,287.6	13,650.3	13,234.2

Income before income taxes	1,361.0	1,294.4	1,720.0	1,317.7	1,487.0	1,565.2	1,556.9
Provision for income taxes	450.2	428.8	554.6	415.4	471.5	496.9	499.4

Net income	$910.8	$865.6	$1,165.4	$902.3	$1,015.5	$1,068.3	$1,057.5

Other comprehensive income, net of tax:
Net unrealized gains (losses) on securities	$23.2	$2.7	$84.3	$179.9	$(84.5)	$337.1	$696.6
Net unrealized gains on forecasted transactions	(2.3)	(1.6)	(2.0)	(1.8)	(6.8)	(6.9)	(3.3)
Foreign currency translation adjustment	.1	(1.2)	(1.6)	.4	.1	.3	1.4

Other comprehensive income (loss)	21.0	(.1)	80.7	178.5	(91.2)	330.5	694.7

Total comprehensive income	$931.8	$865.5	$1,246.1	$1,080.8	$924.3	$1,398.8	$1,752.2

	Nine Months Ended September 30,		Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(Millions, except per share amounts and ratios)
Net income per common share:
Basic	$1.54	$1.44	$1.95	$1.50	$1.61	$1.62	$1.59
Diluted	$1.53	$1.43	$1.93	$1.48	$1.59	$1.61	$1.57
Net premiums written	$14,041.0	$13,291.1	$17,339.7	$16,372.7	$15,146.6	$14,476.8	$14,002.9
GAAP operating ratios:
Loss and loss adjustment expense ratio	72.6	72.6	73.0	74.6	71.4	70.8	70.7
Underwriting expense ratio	20.3	20.7	20.5	21.0	21.6	21.6	20.9

Combined ratio	92.9	93.3	93.5	95.6	93.0	92.4	91.6

Statutory operating ratios:
Loss and loss adjustment expense ratio	72.6	72.7	73.0	74.6	71.4	70.8	70.6
Underwriting expense ratio	19.8	20.3	20.4	20.6	21.5	21.7	21.0

Combined ratio	92.4	93.0	93.4	95.2	92.9	92.5	91.6

	As of September 30,		As of December 31,
	2014	2013	2013	2012	2011	2010	2009
	(Millions)
Consolidated Balance Sheet Data:
Total assets	$25,926.0	$24,508.9	$24,408.2	$22,694.7	$21,844.8	$21,150.3	$20,049.3
Debt	2,164.3	2,010.6	1,860.9	2,063.1	2,442.1	1,958.2	2,177.2
Shareholders’ equity	6,935.3	6,792.6	6,189.5	6,007.0	5,806.7	6,048.9	5,748.6

DESCRIPTION OF NOTES

The following description of the particular terms of the notes offered by this prospectus supplement supplements the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus (the notes are a series of the “debt securities” described under the caption “Description of Senior Debt Securities” in the accompanying prospectus). You should carefully read this entire prospectus supplement and the accompanying prospectus to understand fully the terms of the notes. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth in the accompanying prospectus.

General

The notes are senior debt securities issued by us under the indenture dated September 15, 1993, as supplemented from time to time, between us and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company, as successor to The First National Bank of Boston), as trustee, which indenture is more fully described in the accompanying prospectus.

The notes will mature on January 26, 2045. We have the option to redeem the notes at any time and from time to time prior to their stated maturity on the terms described below. Holders of the notes do not have any similar option to require us to redeem the notes before their stated maturity.

The notes will not be entitled to the benefit of any sinking fund.

We will pay interest on the notes at an annual rate of 3.70% from the date of issuance. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable semiannually on January 26 and July 26 of each year, beginning July 26, 2015, to the persons in whose names the notes are registered at the close of business on the preceding January 11 or July 11, respectively, except that any interest payable upon maturity or earlier redemption of the notes will be payable to the person to whom the principal of the note is payable. If any interest payment date or the maturity date falls on any date that is not a business day, then the related payment will be made on the next succeeding business day, without any interest or other additional payment in respect of the delay. As used in this prospectus supplement, “business day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions or trust companies are generally authorized or required by law, regulation or executive order to close in The City of New York.

The principal amount of the notes that we will issue is initially limited to $400 million.

The notes will be our senior unsecured obligations. The notes will rank equal in right of payment with all of our other existing and future senior unsecured indebtedness and senior in right of payment to any of our existing or future subordinated indebtedness. The notes will be effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing such indebtedness and will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

As of September 30, 2014, we had approximately $1,534.3 million of senior unsecured debt and no secured debt outstanding. As of September 30, 2014, our subsidiaries had approximately $16.7 billion of outstanding indebtedness and other liabilities (including unearned premiums, loss and loss adjustment expense reserves, net deferred income taxes, accounts payable, accrued expenses and other liabilities, but excluding intercompany debt) to which the notes would have ranked structurally subordinate. At that date, our subsidiaries had no external borrowings. Since September 30, 2014, we have incurred no additional debt, and our subsidiaries have incurred no external borrowings. For a discussion of ARX’s outstanding debt, which will continue to be outstanding after the closing of the ARX Transaction, see “Risk Factors—Risks Associated with the ARX Transaction—Our consolidated debt is expected to increase as a result of the acquisition and our debt rating may be adversely affected.”

The Progressive Corporation is organized as a holding company that owns subsidiary companies. Our subsidiaries conduct all of our business operations. As a holding company with no business operations of its own, The Progressive Corporation relies on dividends from its subsidiaries as an important source of funding to meet its financial obligations. The holding company’s ability to meet its obligations, including the obligations under the notes offered under this prospectus, may be adversely affected by dividend limitations or prior approval requirements applicable to our insurance subsidiaries under state insurance laws.

The indenture does not limit the amount of notes or other debt securities that we or any of our subsidiaries may issue or the amount of debt that we or our subsidiaries may incur in the future.

Optional Redemption

At our option, we may redeem all or part of the notes at any time and from time to time. The redemption price will equal the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) a “make whole” amount, which will be calculated as described below. At the time of any redemption, Progressive also will pay all unpaid interest that has accrued to the redemption date on the principal amount of the notes being redeemed.

Calculation of Make Whole Amount

The “make whole” amount will equal the sum of the present values of the Remaining Scheduled Payments of the notes to be redeemed, discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the Treasury Rate plus 20 basis points.

“Remaining Scheduled Payments” means, with respect to any redemption, the remaining scheduled payments of the principal and interest, exclusive of interest accrued to the date of redemption, that would be due after the redemption date of the notes to be redeemed assuming such notes were not redeemed and were held until maturity.

“Treasury Rate” means, with respect to any redemption, an annual rate equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

“Comparable Treasury Issue” means, with respect to any redemption, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by the company.

“Comparable Treasury Price” means, with respect to any redemption, (i) the average of three Reference Treasury Dealer Quotations obtained by the trustee for the redemption date after excluding the highest and lowest of five Reference Treasury Dealer Quotations obtained or (ii) if the trustee obtains fewer than five Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations obtained.

“Reference Treasury Dealer” means, with respect to any redemption, Goldman, Sachs & Co. or any of its affiliates (so long as it is and continues to be a primary U.S. Government securities dealer) and four other primary U.S. Government securities dealers chosen by Progressive. If any of the foregoing ceases to be a primary U.S. Government securities dealer, Progressive will appoint in its place another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotation” means, with respect to any redemption, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by a Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding the redemption date.

Redemption Procedures

We will give you at least 30 days (but not more than 60 days) prior notice of any redemption. If less than all of the notes are redeemed, the trustee will select the notes to be redeemed by a method determined by the trustee to be fair and appropriate.

On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price and accrued interest on the notes to be redeemed on the redemption date. On and after the redemption date, interest will cease to accrue on any notes that have been called for redemption (unless we default in the payment of the redemption price and accrued interest).

Reopening of Series of Notes

The notes are initially being issued in the aggregate principal amount of $400 million. We may, without the consent of the holders, increase such principal amount in the future by issuing additional notes on the same terms and conditions and with the same CUSIP number as the notes being offered under this prospectus supplement, provided that any such additional notes are fungible with the notes offered hereby for U.S. federal income tax purposes.

Certain Covenants

The indenture will impose the following additional restrictive covenants on Progressive for the benefit of the holders of the notes offered by this prospectus supplement. You should refer to the accompanying prospectus for a description of certain other covenants and provisions contained in the indenture.

Limitation on Liens. The indenture will provide that Progressive will not, nor will it permit any Designated Subsidiary to, incur, issue, assume or guarantee any indebtedness for money borrowed if (i) that indebtedness is secured by a pledge, mortgage, deed of trust or other lien on any shares of stock or indebtedness of any Designated Subsidiary (a “lien”) and (ii) the aggregate amount of the indebtedness so secured exceeds an amount equal to 15% of Progressive’s Consolidated Tangible Net Worth, unless the notes are also secured equally and ratably with the other indebtedness. For purposes of this restriction, a “lien” will not include the pledge to, or deposit with, any state or provincial insurance regulatory authorities of any investment securities by Progressive or any of its subsidiaries.

This restriction will not apply to indebtedness secured by:

•	liens on any shares of stock or indebtedness of or acquired from a corporation merged or consolidated with or into, or otherwise acquired by, Progressive or a Designated Subsidiary;

•

liens to secure indebtedness of a Designated Subsidiary to Progressive or another Designated Subsidiary, but only as long as the indebtedness is owned or held by Progressive or a Designated Subsidiary; and

•	any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any lien referred to in the two bullet points above.

Consolidation, Merger, Sale, Conveyance and Lease. The indenture will permit Progressive to consolidate or merge with or into any other entity or entities, or to sell, convey or lease all or substantially all of its property to any other entity, only if:

•

the entity formed by such consolidation, or into which Progressive is merged or which acquires or leases all or substantially all of the property of Progressive, is a corporation or other entity organized under the laws of the United States, any state thereof or the District of Columbia, and the entity expressly assumes Progressive’s obligations under the notes and the indenture; and

•	immediately after the transaction, no “event of default” (as defined in the indenture) exists.

This restriction shall not apply if Progressive is the entity that survives any of these transactions.

Definitions. For purposes of these additional restrictions, these terms have the following meanings:

“Consolidated Tangible Net Worth” shall mean, at any date, the total assets appearing on the consolidated balance sheet of Progressive and its consolidated subsidiaries as of the end of the then most recent fiscal quarter of Progressive, prepared in accordance with generally accepted accounting principles, less the sum of (a) the total liabilities appearing on such balance sheet and (b) intangible assets. “Intangible assets” means the value, as shown on or reflected in such balance sheet, of (i) all trade names, trademarks, licenses, patents, copyrights and goodwill, (ii) organizational costs and (iii) unamortized debt discount and expense, less unamortized premium.

“Designated Subsidiary” shall mean (i) Progressive Casualty Insurance Company, so long as it remains a subsidiary of Progressive, (ii) any other consolidated subsidiary of Progressive, the assets of which constitute 10% or more of the Total Assets, and (iii) any subsidiary which is a successor to all or substantially all of the business or properties of such subsidiaries.

“Total Assets” shall mean, at any date, the total assets appearing on the consolidated balance sheet of Progressive and its consolidated subsidiaries as of the end of the then most recent fiscal quarter of Progressive, prepared in accordance with generally accepted accounting principles.

Book-Entry Delivery and Form

The notes will be issued in the form of one or more fully registered global notes (each a “global note”) in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding notes to be represented by such global security or securities, which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depositary”) and registered in the name of Cede & Co., the Depositary’s nominee. We will not issue notes in certificated form except in certain circumstances. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary (the “Depositary Participants”). Investors may elect to hold interests in the global notes through either the Depositary (in the United States), or Clearstream Banking Luxembourg S.A. (“Clearstream Luxembourg”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) (in Europe) if they are participants in those systems, or indirectly through organizations that are participants in those systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depositary. At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream Luxembourg and JPMorgan Chase Bank acts as U.S. depositary for Euroclear (the “U.S. Depositaries”). Beneficial interests in the global notes will be held in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Except as set forth below, the global notes may be transferred, in whole but not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

The Depositary has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants (“Direct Participants”) deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (which may include the underwriter), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by NYSE Euronext and the Financial Industry Regulatory Authority, Inc. Access to the Depositary’s book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the SEC.

Payments of principal of and interest, if any, on the notes registered in the name of the Depositary or its nominee will be made by us through the paying agent to the Depositary or its nominee, as the case may be, as the registered owner of the global note. None of us, the Trustee, any paying agent and the registrar for the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Clearstream Luxembourg has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations, known as Clearstream Luxembourg participants, and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg participants through electronic book-entry changes in accounts of Clearstream Luxembourg participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream Luxembourg participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream Luxembourg participant either directly or indirectly.

Distributions with respect to the notes held beneficially through Clearstream Luxembourg will be credited to the cash accounts of Clearstream Luxembourg participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.

Euroclear has advised us that it was created in 1968 to hold securities for its participants, known as Euroclear participants, and to clear and settle transactions between Euroclear participants and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear is owned by Euroclear Clearance System Public Limited Company and operated through a license agreement by Euroclear Bank S.A./N.V., known as the Euroclear operator. The Euroclear operator provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing and related services. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriter. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. The Euroclear operator is regulated and examined by the Belgian Banking and Finance Commission.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, collectively referred to as the terms and conditions. The terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. Depositary for Euroclear.

If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue the notes in definitive form in exchange for the entire global note representing such notes. In addition, we may at any time, and in our sole discretion, determine not to have the notes represented by the global note and, in such event, will issue notes in definitive form in exchange for the global note representing such notes. In any such instance, an owner of a beneficial interest in the global note will be entitled to physical delivery in definitive form of notes represented by such global note equal in principal amount to such beneficial interest and to have such notes registered in its name.

Title to book-entry interests in the notes will pass by book-entry registration of the transfer within the records of Clearstream Luxembourg, Euroclear or the Depositary, as the case may be, in accordance with their respective procedures. Book-entry interests in the notes may be transferred within Clearstream Luxembourg and within Euroclear and between Clearstream Luxembourg and Euroclear in accordance with procedures established for these purposes by Clearstream Luxembourg and Euroclear. Book-entry interests in the notes may be transferred within the Depositary in accordance with procedures established for this purpose by the Depositary. Transfers of book-entry interests in the notes among Clearstream Luxembourg and Euroclear and the Depositary may be effected in accordance with procedures established for this purpose by Clearstream Luxembourg, Euroclear and the Depositary.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between Depositary Participants will occur in the ordinary way in accordance with the Depositary’s rules and will be settled in immediately available funds using the Depositary’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Luxembourg participants and Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the Depositary, on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear participants, on the other, will be effected through the Depositary in accordance with the Depositary’s rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time).

The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in the Depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Clearstream Luxembourg participants and Euroclear participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of the notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a Depositary Participant will be made during subsequent securities settlement processing and dated the business day following the Depositary settlement date. Such credits, or any transactions in the notes settled during such processing, will be reported to the relevant Euroclear participants or Clearstream Luxembourg participants on that business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of notes by or through a Clearstream Luxembourg participant or a Euroclear participant to a Depositary Participant will be received with value on the business day of settlement in the Depositary but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in the Depositary.

Although the Depositary, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of the Depositary, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section discusses certain material U.S. federal income tax considerations of the acquisition, ownership and disposition of a note. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative positions of the Internal Revenue Service (“IRS”) and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or to different interpretations.

We have not sought a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of a note. There can be no assurance that the IRS will not challenge one or more of the conclusions described in this prospectus supplement.

This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, a person subject to the alternative minimum tax provisions of the Code). This discussion does not address the U.S. federal income tax consequences to investors subject to special treatment under the federal income tax laws, such as dealers in securities or foreign currency, traders who elect to mark the notes to market, partnerships or other pass-through entities, tax-exempt entities, banks and other financial institutions, insurance companies, brokers, regulated investment companies, real estate investment trusts, “controlled foreign corporations,” “passive foreign investment companies,” persons holding a note as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, persons subject to special rules applicable to former citizens and residents of the United States, and persons who have a “functional currency” other than the U.S. dollar.

This discussion does not address any aspect of state, local or foreign law, or U.S. federal estate and gift tax law. In addition, this discussion is limited to a purchaser of a note who will hold the note as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, we urge you to consult your tax advisors.

This discussion of certain material U.S. federal income and estate tax considerations is not tax advice. Prospective purchasers of the notes are advised to consult their tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes.

U.S. Holders

The following discussion is limited to a holder of a note that is a “U.S. Holder.” For purposes of this discussion, a “U.S. Holder” is a beneficial owner of a note that, for U.S. federal income tax purposes, is (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States, (ii) a corporation (or an entity treated as a corporation) created or organized in the United States or a political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of source, or (iv) a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more “U.S. persons,” within the meaning of the Treasury regulations promulgated under the Code, have the authority to control all substantial decisions of the trust, or certain trusts which have a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Taxation of stated interest on the notes. Generally, payments of stated interest on a note will be includible in a U.S. Holder’s gross income and taxable as ordinary income for U.S. federal income tax purposes at the time such interest is paid or accrued in accordance with the U.S. Holder’s regular method of tax accounting. The following discussion assumes that the notes will not be treated as issued with original issue discount.

Bond premium. A U.S. Holder whose basis in a note immediately after its acquisition by such U.S. Holder exceeds the principal amount of such note will be considered as having purchased the note with “bond premium.” A U.S. Holder generally may elect to amortize bond premium over the remaining term of the note, using a constant yield method, as an offset to interest income. An electing U.S. Holder must reduce its tax basis in the note by the amount of the aggregate amortized bond premium. If such holder does not elect to amortize bond premium, such premium will decrease the gain or increase the loss that such holder would otherwise recognize on the note. The election to amortize bond premium, once made, will apply to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Market discount. If a U.S. Holder acquires a note for an amount that is less than the principal amount of such note, then the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount. Unless a U.S. Holder elects to accrue market discount as described below, a U.S. Holder will be required to treat any principal payment on, or any gain on the sale, exchange or redemption of a note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such note at or prior to the time of such payment or disposition. Further, a disposition of a note by gift (and in certain other non-taxable transactions) could result in the recognition of market discount income, computed as if such note had been sold for its fair market value. In addition, a U.S. Holder of a note may be required to defer, until the maturity of such note or the earlier disposition of such note in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such note.

Market discount in respect of a note is generally considered to accrue ratably during the period from the acquisition date to the maturity date of such note, unless the U.S. Holder elects to accrue market discount on the note under the constant yield method.

A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant yield method), in which case the rules described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, will apply to all market discount obligations acquired in or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Premiums upon redemptions. We may be required to pay a premium above the principal amount of the notes if we exercise our option to redeem the notes prior to maturity, which premium generally decreases the closer our option is exercised to maturity of the notes. We intend to treat this redemption option as not affecting the yield to maturity of the notes and creating original issue discount because, under applicable Treasury regulations, such borrower options that would increase the yield of a note if exercised can generally be disregarded.

Sale, exchange, retirement or other taxable disposition of a note. A U.S. Holder generally will recognize capital gain or loss upon a sale, exchange, retirement or other taxable disposition of a note measured by the difference, if any, between (i) the amount of cash and the fair market value of any property received (except to the extent that the cash or other property received in respect of a note is attributable to the payment of accrued interest on the note not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder’s adjusted tax basis in the note. A U.S. Holder’s tax basis in a note generally will be the amount paid for the note, increased by any market discount previously included in the U.S. Holder’s gross income and reduced by the amount of any amortizable bond premium applied to reduce interest inclusions with respect to the notes. The gain or loss will be long-term capital gain or loss if the note has been held for more than one year at the time of the sale, exchange or retirement. Certain non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitation.

Information reporting requirements and backup withholding tax. A U.S. Holder of a note may be subject, under certain circumstances, to information reporting and “backup withholding,” at a current rate of 28%, with respect to certain “reportable payments,” including interest, principal (and premium, if any) on, and gross proceeds from a disposition of, a note. Backup withholding will not apply with respect to payments made to certain holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established. U.S. Holders of a note are urged to consult their tax advisors as to their qualifications for exemption from withholding and the procedure for obtaining such exemption.

The backup withholding rules apply if the U.S. Holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to properly report the receipt of interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that the holder is not subject to backup withholding. A U.S. Holder who does not provide us with its correct TIN also may be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a refund or as a credit against that U.S. Holder’s U.S. federal income tax liability, provided the requisite procedures are followed. We will report annually to the IRS and to each U.S. Holder of a note the amount of any “reportable payments” and the amount of tax withheld, if any, with respect to those payments.

Medicare tax on investment income. A 3.8% Medicare tax will be imposed on the “net investment income” earned by U.S. citizens and residents and certain estates and trusts. For this purpose, “net investment income” generally includes the interest paid on the notes, as well as gain from the sale of the notes. In the case of an individual, the tax will be imposed on the lesser of (1) the individual’s net investment income for the tax year or (2) the individual’s modified adjusted gross income for the tax year in excess of certain specified amounts.

Non-U.S. Holders

The following is a general discussion of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of a note by a “Non-U.S. Holder”. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner (other than a partnership) of notes other than a U.S. Holder. For purposes of the discussion below, interest and gain on the sale, exchange or other disposition of the notes will be considered to be “U.S. trade or business income” if such income or gain is:

•	effectively connected with the conduct of a U.S. trade or business; and

•

in the case of a Non-U.S. Holder eligible for the benefits of an applicable income tax treaty, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Interest. Generally, interest paid to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and is “portfolio interest.” Generally, interest on the notes will qualify as portfolio interest if the Non-U.S. Holder:

•	does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	is not a controlled foreign corporation with respect to which we are a “related person” within the meaning of the Code; and

•	certifies, under penalties of perjury on a Form W-8BEN or W-8BEN-E, that such holder is not a U.S. person and provides such holder’s name and address.

The gross amount of payments of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular graduated U.S. rates rather than the 30% withholding rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income also may be subject to a branch profits tax of 30%. To claim an exemption from withholding for U.S. trade or business income, or to claim the benefits of a treaty, a Non-U.S. Holder must provide a properly executed Form W-8BEN or W-8BEN-E (claiming treaty benefits) or W-8ECI (claiming exemption from withholding because income is U.S. trade or business income) (or such successor forms as the IRS designates), as applicable, prior to the payment of interest. These forms must be periodically updated. A Non-U.S. Holder who is claiming the benefits of a treaty may be required to obtain a U.S. taxpayer identification number and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, under the Treasury regulations, special procedures are provided for payments through qualified intermediaries.

Sale, exchange, retirement or other taxable disposition of the notes. A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale, exchange, retirement or other taxable disposition of the notes unless:

•	the gain is U.S. trade or business income (in which case the branch profits tax may also apply to a corporate Non-U.S. Holder); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements.

Information reporting requirements and backup withholding tax. We must report annually to the IRS and to each Non-U.S. Holder any interest that is paid to the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

The backup withholding tax and certain information reporting will not apply to such payments of interest with respect to which either the requisite certification (i.e., a Form W-8BEN, W-8BEN-E or W-8ECI as described above) has been received or an exemption otherwise has been established, provided that neither we nor our paying agent have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of the notes to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker is a “U.S. related person,” meaning that the broker is: (i) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States; (ii) is a controlled foreign corporation for U.S. federal income tax purposes; or (iii) is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business. In the case of the payment of the proceeds from the disposition of the notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, if the holder timely provides the required information to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any interest income paid on the notes and, for a disposition of a note occurring after December 31, 2016, the gross proceeds from such disposition, in each case paid to (i) a

“foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If an interest payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Material U.S. Federal Income Tax Consequences—Non-U.S. Holders—Information reporting requirements and backup withholding tax,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these rules and whether they may be relevant to your ownership and disposition of the notes.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

UNDERWRITING

The company and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the $400,000,000 aggregate principal amount of notes offered hereby.

Goldman, Sachs & Co. is committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by Goldman, Sachs & Co. to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by Goldman, Sachs & Co. to securities dealers may be sold at a discount from the initial public offering price of up to 0.45% of the principal amount of notes. Any such securities dealers may resell any notes purchased from Goldman, Sachs & Co. to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of notes. If all the notes are not sold at the initial offering price, Goldman, Sachs & Co. may change the offering price and the other selling terms. The offering of the notes by Goldman, Sachs & Co. is subject to receipt and acceptance and subject to Goldman, Sachs & Co.’s right to reject any order in whole or in part.

The notes are a new issue of securities with no established trading market. The company has been advised by Goldman, Sachs & Co. that it intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, Goldman, Sachs & Co. may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman, Sachs & Co. of a greater number of notes than it is required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

These activities, as well as other purchases by Goldman, Sachs & Co. for its own account, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by Goldman, Sachs & Co. at any time. These transactions may be effected in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State except that, with effect from and including the Relevant Implementation Date, an offer of such notes may be made to the public in that Relevant Member State:

a.	at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

b.	at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the issuer for any such offer; or

c.	at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the issuer or Goldman, Sachs & Co. to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Goldman, Sachs & Co. has represented and agreed that:

a.	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

b.	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA ) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

The notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $835,000.

The company has agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The underwriter and its affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriter and its affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriter and its affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to Canadian Residents

Resale Restrictions

The distribution of the notes in Canada is being made only in the provinces of Ontario, Quebec, Alberta, British Columbia and Manitoba on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the notes are made. Any resale of the notes in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

By purchasing the notes in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•

the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus and Registration Exemptions,

•

the purchaser is a “Canadian permitted client” as defined in National Instrument 31-103—Registration Requirements and Exemptions, or as otherwise interpreted and applied by the Canadian Securities Administrators,

•	where required by law, the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•

the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the notes to the regulatory authority that by law is entitled to collect the information, including certain personal information. For purchasers in Ontario, questions about such indirect collection of personal information should be directed to Administrative Support Clerk, Ontario Securities Commission, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or on (416) 593-3684.

Rights of Action—Ontario Purchasers

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named in this prospectus supplement may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Certain legal matters in connection with the securities will be passed upon for Progressive by Baker & Hostetler LLP, Cleveland, Ohio. Certain legal matters relating to the offering of the notes will be passed upon for the underwriter by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP will rely upon Baker & Hostetler LLP as to matters of Ohio law.

PROSPECTUS

THE PROGRESSIVE CORPORATION

Senior Debt Securities

By this prospectus, we may offer from time to time our notes, debentures or other evidences of unsecured, senior indebtedness (the “senior debt securities”) with an aggregate initial public offering price of up to $400,000,000, as further described in this prospectus. We sometimes refer to the senior debt securities in this prospectus as “debt securities” or “securities.” The debt securities will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness and will rank senior to our subordinated indebtedness, if any.

We may offer senior debt securities in one or more series. This prospectus describes some of the general terms that may apply to those securities and the general way in which they may be offered. We will specify the terms applicable to each series of senior debt securities, and the manner in which they will be offered, in a supplement to this prospectus (a “prospectus supplement”). We may not use this prospectus to sell senior debt securities unless this prospectus is accompanied by a prospectus supplement. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

Unless stated otherwise in the applicable prospectus supplement, the senior debt securities will not be listed on any securities exchange.

Our principal executive office is located at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143, and our telephone number is (440) 461-5000.

Investing in our debt securities involves risks. See “Risk Factors” on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 21, 2015

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC” or “Commission”). Under the registration statement, we may offer from time to time the senior debt securities described in this prospectus. This prospectus provides you with a general description of the debt securities that we may offer. Our discussions of those securities and certain related documents are summaries only and are not necessarily complete. Each time we sell senior debt securities, we will provide a prospectus supplement that will contain specific information about the terms of the debt securities being offered. The prospectus supplement may add, update or change information contained in this prospectus.

This prospectus includes certain documents and information that are incorporated by reference below, and it omits some of the information contained in the registration statement and the exhibits thereto. Before you invest, you should read this prospectus, any prospectus supplement and the documents and other information that are incorporated by reference into this prospectus, together with the registration statement and the documents that are attached to the registration statement as exhibits. Descriptions of the documents and other information that are incorporated by reference in this prospectus, as well as information about how to obtain copies of the registration statement and related documentation from us, can be found below under “Where You Can Find More Information.”

When we use the terms “Progressive,” the “company,” “we,” “us,” or “our” in this prospectus, we mean The Progressive Corporation, and not any of its subsidiaries or mutual insurance company affiliate or limited partnership investment affiliate, unless we state or the context implies otherwise. The term “subsidiaries” in this prospectus includes our subsidiaries, our mutual insurance company affiliate and our limited partnership investment affiliate, unless we state or the context implies otherwise.

No person has been authorized to give any information or to make any representations not contained or incorporated by reference into this prospectus, any applicable prospectus supplement or any applicable free writing prospectus that we may provide in connection with any offering made hereby and thereby, and if given or made, such information or representations must not be relied upon. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any debt securities other than the registered securities to which it relates. This prospectus also does not constitute an offer to sell or a solicitation of an offer to buy any debt securities in any jurisdiction in which such offer or solicitation may not be legally made. The delivery of this prospectus at any time does not imply that the information in this prospectus or any document incorporated by reference in this prospectus is correct as of any time after the date hereof or thereof.

RISK FACTORS

Investing in our senior debt securities involves risks. You should carefully consider the risks described in any prospectus supplement that we provide and in our filings with the SEC referred to below under “Where You Can Find More Information,” including, without limitation, our Annual Report on Form 10-K for the year ended December 31, 2013, which includes a “Risk Factors” discussion beginning on page 14 thereof at Item 1A. Our subsequent filings with the SEC may contain amended and updated discussions of significant risks.

FORWARD-LOOKING STATEMENTS

Under the Private Securities Litigation Reform Act of 1995, statements in this prospectus and the documents incorporated by reference in this prospectus that are not historical fact are forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed in this prospectus or any prospectus supplement. These risks and uncertainties include, without limitation:

•	uncertainties related to estimates, assumptions, and projections generally;

•	inflation and changes in economic conditions (including changes in interest rates and financial markets);

•	the possible failure of one or more governmental, corporate, or other entities to make scheduled debt payments or satisfy other obligations;

•	the potential or actual downgrading by one or more rating agencies of our securities or governmental, corporate, or other securities we hold;

•	the financial condition of, and other issues relating to the strength of and liquidity available to, issuers of securities held in our investment portfolios and other companies with which we have ongoing business relationships, including reinsurers and other counterparties to certain financial transactions;

•	the accuracy and adequacy of our pricing and loss reserving methodologies;

•	the competitiveness of our pricing and the effectiveness of our initiatives to attract and retain more customers;

•	initiatives by competitors and the effectiveness of our response;

•	our ability to obtain regulatory approval for the introduction of products to new jurisdictions, for requested rate changes and the timing thereof and for any proposed acquisitions;

•	the effectiveness of our brand strategy and advertising campaigns relative to those of competitors;

•	legislative and regulatory developments at the state and federal levels, including, but not limited to, matters relating to vehicle or homeowners insurance, health care reform and tax law changes;

•	the outcome of disputes relating to intellectual property rights;

•	the outcome of litigation or governmental investigations that may be pending or filed against us;

•	weather conditions (including the severity and frequency of storms, hurricanes, floods, snowfalls, hail, and winter conditions);

•	changes in driving patterns, including vehicle usage as influenced by the level of oil and gas prices, among other factors;

•	our ability to accurately recognize and appropriately respond in a timely manner to changes in loss frequency and severity trends;

•	technological advances;

•	acts of war and terrorist activities;

•	our ability to maintain the uninterrupted operation of our facilities, systems (including information technology systems), and business functions, and safeguard personal and sensitive information in our possession;

•	our continued access to and functionality of third-party systems that are critical to our business;

•	court decisions, new theories of insurer liability or interpretations of insurance policy provisions and other trends in litigation;

•	changes in health care and auto repair costs; and

•	other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the SEC.

In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

THE PROGRESSIVE CORPORATION

In this section only, when we use the terms “Progressive,” the “company,” “we,” “us” or “our,” we mean The Progressive Corporation and its subsidiaries, on a consolidated basis, unless we state or the context implies otherwise.

The Progressive insurance organization began business in 1937. The Progressive Corporation, an insurance holding company formed in 1965, has insurance and non-insurance subsidiaries, a mutual insurance company affiliate, and a limited partnership investment affiliate (collectively, the “subsidiaries”). Our insurance subsidiaries and mutual insurance company affiliate provide personal and commercial automobile insurance and other specialty property-casualty insurance and related services. We operate our businesses throughout the United States and sell personal auto physical damage and property damage liability insurance via the Internet in Australia.

Our property-casualty insurance products protect our customers against losses due to collision and physical damage to their motor vehicles, uninsured and underinsured bodily injury, and liability to others for personal injury or property damage arising out of the use of those vehicles. Our non-insurance subsidiaries and limited partnership investment affiliate generally support our insurance and investment operations. Our business operations include the following:

•	Our Personal Lines business writes insurance for personal autos and recreational and other vehicles, such as motorcycles, all-terrain vehicles, RVs, mobile homes, watercraft, snowmobiles and similar items. The Personal Lines business either is generated by independent agents or brokers or is written directly by us online, via mobile devices and over the phone.

•	The Commercial Lines business writes primary liability and physical damage insurance for automobiles and trucks owned and/or operated predominantly by small businesses and is primarily distributed through the independent agency channel. This business operates in the business auto, for-hire transportation, contractor, for-hire specialty and tow markets.

•

Our service businesses include providing insurance-related services, primarily policy issuance and claims adjusting services for Commercial Auto Insurance Procedures/Plans (CAIP), which are state-supervised plans serving the involuntary markets in 42 states and the District of Columbia. Our service businesses also include two commission-based service businesses: Progressive Home Advantage®, through which we offer customers in all but one state home, condominium, and renters insurance underwritten by unaffiliated homeowner’s insurance companies; and Progressive Commercial

AdvantageSM, through which we offer our customers the ability to package their Progressive auto coverage with other commercial coverages that are written by unaffiliated insurance companies or agencies.

•	Our other indemnity businesses consist of managing our run-off businesses.

•	We manage claims handling through approximately 270 claims offices located throughout the United States. In addition, in 51 metropolitan areas across the country, we have in operation 67 Service Centers, of which 44 have combined our claims offices and Service Centers to improve our efficiency and manage costs. Insureds and other claimants can elect to have their vehicles repaired by their own repair shops, have their vehicles repaired by one of our network shops, or have the entire repair process coordinated by one of our Service Centers. Our innovative, patented approach to the vehicle repair process through our Service Centers increases consumer satisfaction and our productivity, and improves the cycle time in comparison to our other claims settlement processes.

•	Our investment group employs what management believes is a conservative approach to investment and capital management intended to ensure that we have sufficient capital to support all of the insurance that we can profitably write and contribute to our comprehensive income. Our portfolio is invested primarily in short-term and intermediate-term, investment-grade fixed-income securities.

Progressive’s insurance businesses operate in a highly regulated environment. Our insurance subsidiaries are subject to regulation and supervision by state insurance departments in the jurisdictions in which they are domiciled or licensed to transact business. Each jurisdiction has a unique and complex set of laws and regulations. State insurance departments have broad administrative powers relating to licensing insurers, agents and adjusters, regulating premium changes and policy forms, establishing reserve requirements, prescribing statutory accounting methods and the form and content of statutory financial reports, and regulating the type and amount of investments permitted. In addition, insurance statutes or regulations in many states limit the extent to which insurance companies may pay dividends and transfer assets to their affiliates (including a parent company) and either prohibit, or require prior regulatory approval for, the payment of dividends and other distributions in excess of such limits.

Additional information about The Progressive Corporation and its subsidiaries can be found in our documents filed with the SEC that are incorporated in this prospectus by reference, as provided below under “Where You Can Find More Information.” Our website is www.progressive.com. Information on our website does not constitute part of this prospectus or any prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy our reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We also file documents electronically with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of this website is http://www.sec.gov.

Our common shares are traded on the New York Stock Exchange under the symbol “PGR.” You may inspect the reports, proxy statements and other information concerning us at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

The SEC allows us to incorporate by reference information in other documents that we have filed with the SEC. This permits us to disclose information to you by referencing these filed documents. Information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede such information. Information furnished under the applicable items in our Current Reports on Form 8-K is not incorporated by reference, unless specifically stated in a prospectus supplement. We incorporate the following filed documents by reference:

•	Our Annual Report on Form 10-K for the year ended December 31, 2013 (filed February 26, 2014).

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014, and September 30, 2014 (filed May 12, 2014, July 30, 2014, and October 29, 2014, respectively).

•	Our Current Reports on Form 8-K (filed: February 4, 2014, March 25, 2014, April 9, 2014 (as to only Item 5.02 and Exhibit 99.2 attached thereto), April 25, 2014, May 16, 2014, August 1, 2014, October 14, 2014 and December 16, 2014 (as to Item 1.01 only)).

•	Our future filings under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 which are made with the SEC prior to the termination of this offering, as of the date of the filing of each such document.

We will furnish without charge to each person (including any beneficial owner) to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated in this prospectus by reference (including any exhibits that are specifically incorporated by reference into the requested document). Requests for such documents should be directed to: Jeffrey W. Basch, Chief Accounting Officer, The Progressive Corporation, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143, or call: (440) 395-2222.

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents the ratio of earnings to fixed charges of Progressive and its subsidiaries on a consolidated basis for the periods shown:

	Nine Months Ended September 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Ratio of Earnings to Fixed Charges	15.7x	14.7x	11.0x	11.6x	11.9x	11.3x

Earnings consist of income before income taxes, plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest and amortization on indebtedness, capitalized interest and the portion of rents representative of the interest factor.

USE OF PROCEEDS

Except as may be otherwise provided in an applicable prospectus supplement, we will use the net proceeds of the sale of debt securities for general corporate purposes.

DESCRIPTION OF SENIOR DEBT SECURITIES

We may offer from time to time under this prospectus and one or more prospectus supplements senior debt securities not exceeding $400,000,000 in aggregate initial public offering price. The following description sets forth certain general terms and provisions of the debt securities that we may offer under a prospectus supplement. The particular terms and provisions of the debt securities offered by any prospectus supplement and the extent, if any, to which such general terms and provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities.

The debt securities will represent unsecured general obligations of the company. The debt securities will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness and will rank senior to our subordinated indebtedness, if any. Unless stated otherwise in the applicable prospectus supplement, we will issue the debt securities under an Indenture dated as of September 15, 1993, as supplemented, between us and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company, which was successor in interest to The First National Bank of Boston), as trustee. Debt securities may be issued in one or more series under the indenture. The indenture does not limit the amount of debt securities or any other debt that we may incur. In addition, the provisions of the indenture do not afford holders of the debt securities protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving us that may adversely affect holders of the debt securities.

The Progressive Corporation is organized as a holding company that owns subsidiary companies. Our subsidiaries conduct substantially all of our business operations. As a holding company with no business operations of its own, The Progressive Corporation relies on dividends from the subsidiary companies as the principal source of funding to meet its financial obligations. The holding company’s ability to meet its obligations, including the obligations under any debt securities offered under this prospectus, may be adversely affected by limitations or prior approval requirements under state laws applicable to the declaration and payment of dividends by our insurance subsidiaries.

The following discussion summarizes certain provisions of the indenture between us and U.S. Bank National Association and other relevant information; the discussion does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the indenture, a copy of which is incorporated by reference as Exhibit 4.1 to the registration statement of which this prospectus is a part. References are to sections or articles of the indenture.

General

The indenture provides that we may issue debt securities in one or more series up to the aggregate principal amount that we may authorize from time to time. The debt securities may be denominated and payable in U.S. dollars, foreign currencies or units based on or relating to U.S. or foreign currencies. Debt securities may be offered to the public on terms determined by market conditions at the time of sale. (Section 2.3 of the indenture)

The prospectus supplement for each series of debt securities offered under this prospectus will include information relating to the following terms, to the extent applicable:

•	the title, aggregate principal amount and authorized denominations of such debt securities;

•	the purchase price of such debt securities (expressed as a percentage of the principal amount thereof);

•	the date on which such debt securities will mature and the principal is payable;

•	the rate or rates (which may be fixed or variable) per annum at which such debt securities will bear interest, if any, or the method by which such rate or rates will be determined;

•	the coin or currency or units based on or relating to currencies in which such debt securities may be purchased and in which payment of principal and interest will be made;

•	the periods for which and the dates on which such interest, if any, will be payable;

•	the place or places where the principal of and premium and interest, if any, on such debt securities will be payable;

•	the terms of any mandatory or optional redemption (including any sinking fund);

•	whether such debt securities will be issuable in registered form or bearer form (with or without coupons) or both, and, if debt securities in bearer form will be issued, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of debt securities in bearer form;

•	whether, and under what circumstances, the company will pay additional amounts on such debt securities held by a person who is not a U.S. person (as defined in an appropriate prospectus supplement) in respect of any tax, assessment or governmental charge withheld or deducted, and if so, whether we will have the option to redeem such debt securities rather than pay such additional amounts; and

•	any other specific terms of such series. (Section 2.3 of the indenture)

If a prospectus supplement specifies that debt securities are denominated in a currency other than U.S. dollars or U.S. currency units, such prospectus supplement will also specify the denomination in which such debt securities will be issued and the coin or currency or currency unit in which the principal of and premium and interest, if any, on such debt securities will be payable, which may be U.S. dollars based upon the exchange rate for such other currency or currency unit existing on or about the time a payment is due. (Section 2.3 of the indenture)

Debt securities may be presented for exchange and registered debt securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the indenture. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the indenture. Debt securities in bearer form and the coupons, if any, pertaining thereto will be transferable by delivery. (Section 2.8 of the indenture)

Global Securities

We may issue debt securities in the form of one or more global securities that will be deposited with a depositary, or with a nominee for a depositary, identified in an appropriate prospectus supplement and registered in the name of the depositary or its nominee. In such case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities to be represented by such global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a global security may not be transferred, except as a whole by the depositary for such global security to a nominee of such depositary, by a nominee of such depositary to such depositary or another nominee of such depositary, or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

The specific terms of the depositary arrangement with respect to any debt securities to be represented by a global security will be described in the applicable prospectus supplement.

Events of Default, Waiver and Notice

As to any series of debt securities, an event of default is defined in the indenture as:

•	a default for 30 days in payment of any interest on the debt securities of such series when due;

•	a default in payment of all or any part of the principal of the debt securities of such series when due either at maturity, upon redemption, by declaration or otherwise;

•	a default in the payment of a sinking fund installment, if any, on the debt securities of such series;

•	a default in the performance or breach of any other covenant or warranty contained in the indenture for the benefit of such series which has not been remedied for a period of 60 days after notice given as specified in the indenture;

•	certain events of bankruptcy, insolvency and reorganization of us; or

•	any other event of default of such series. (Section 5.1 of the indenture)

An event of default with respect to a particular series of debt securities issued under the indenture does not necessarily constitute an event of default with respect to any other series of debt securities issued thereunder. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default (except in payment of principal of, or premium, if any, or interest on such debt securities) if the trustee determines, in good faith, that it is in the interest of the holders of debt securities of such series to do so; provided, however, that in the case of a default of the character specified in the fourth bullet point above, no such notice to holders of debt securities of such series may be given until at least 30 days after the occurrence thereof. (Section 5.11 of the indenture)

The indenture provides that if an event of default described in any of the first four bullet points above with respect to a particular series of debt securities occurs and continues, either the trustee or the holders of at least 25% in principal amount of the debt securities of such series then outstanding may declare the entire principal (or, in the case of original issue discount debt securities, the portion thereof specified in the terms thereof) of all outstanding debt securities of such series and the interest accrued thereon, if any, to be due and payable immediately. If an event of default described in the fifth bullet point above occurs and continues, either the trustee or the holders of at least 25% in principal amount of all debt securities then outstanding under the indenture (voting as one class) may declare the entire principal (or, in the case of original issue discount debt securities, the portion thereof specified in the terms thereof) of all debt securities then outstanding thereunder and the interest accrued thereon, if any, to be due and payable immediately. (Section 5.1 of the indenture) Upon certain conditions such declarations may be annulled and past defaults (except for defaults in the payment of principal of or premium, if any, or interest on such debt securities) may be waived by the holders of a majority in aggregate principal amount of the debt securities of such series (or of all series thereunder, as the case may be) then outstanding. (Sections 5.10 and 8.1 of the indenture)

The indenture provides that holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected (with each series voting as a separate class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture with respect to debt securities of such series, or exercising any trust or power conferred by the indenture on the trustee with respect to the particular series of debt securities, subject to certain limitations specified in the indenture, provided that the holders of debt securities have offered to the trustee reasonable security or indemnity against expenses and liabilities. (Sections 5.9 and 6.2(d) of the indenture) Under the terms of the indenture, the holders of a majority in aggregate principal amount of a series of the debt securities affected thereby at the time outstanding may, on behalf of all holders of debt securities of such series, waive compliance with certain covenants contained in the indenture. (Section 5.10 of the indenture)

The indenture requires us to deliver annually to the trustee a written certification of our compliance with all conditions and covenants under the indenture. (Section 3.5 of the indenture) Whenever the indenture provides for an action by, or the determination of any of the rights of, or any distribution to, holders of debt securities denominated in U.S. dollars and debt securities denominated in any other currency or currency unit, in the absence of any provision to the contrary in the form of debt security of any particular series, any amount in respect of any debt security denominated in a currency or currency unit other than U.S. dollars will be treated for any such action, determination or distribution as the amount of U.S. dollars that could be obtained for such amount on such reasonable basis of exchange and as of such date as the company reasonably specifies in a written notice to the trustee or, in the absence of such written notice, as the trustee may determine. (Section 11.11 of the indenture)

Modification of the Indenture

The indenture provides that we and the trustee may from time to time execute supplemental indentures to provide for the issuance of debt securities of any series and for other permitted purposes. (Section 8.1 of the indenture)

If we receive the consent of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities affected thereby, we may enter into a supplemental indenture with the trustee to modify the indenture or any supplemental indenture or the rights of the holders of such debt securities. However, without the consent of the holder of each debt security affected thereby, no such modification may, among other things:

•	extend the final maturity of any debt security;

•	reduce the principal amount thereof or the method in which amounts of payments of principal or interest thereon are determined;

•	reduce the rate or extend the time of payment of interest thereon;

•	change the currency or currency unit of payment thereof;

•	reduce the portion of the principal amount of an original issue discount debt security due and payable upon acceleration of the maturity thereof or the portion of the principal amount thereof provable in bankruptcy;

•	reduce any amount payable upon redemption of any debt security, or impair or affect the right of a holder of any debt security to institute suit for the payment thereof or, if the debt securities provide therefor, any right of repayment at the option of the holder of a debt security; or

•	reduce the aforesaid percentage of debt securities of any series, the consent of the holders of which is required for any such modification. (Section 8.2 of the indenture)

Consolidations, Mergers and Sales of Assets

The Progressive Corporation may not merge or consolidate with any other corporation or sell or convey all or substantially all of its assets to any person, unless either we are the continuing corporation or the successor corporation is a corporation organized under the laws of the United States or any state thereof and expressly assumes the payment of the principal of and interest on the debt securities and the performance and observance of all the covenants and conditions of the indenture binding upon us, and, immediately after such merger or consolidation, or such sale or conveyance, we or such successor corporation are not in default in the performance of any such covenant or condition. (Article Nine of the indenture)

Defeasance

The indenture provides that, unless the terms of any series of debt securities provide otherwise, we will be discharged from obligations in respect of the outstanding debt securities of any series and the provisions of the indenture with respect thereto (excluding certain obligations, such as obligations to register the transfer or exchange of such outstanding debt securities, to replace stolen, lost or mutilated certificates or coupons and to hold moneys for payment in trust) upon the irrevocable deposit with the trustee, in trust, of cash or U.S. government obligations (as defined in the indenture) which, through the payment of interest and principal thereof in accordance with their terms, will provide cash in an amount sufficient to pay the principal of and premium, if any, and interest on and mandatory sinking fund payments, if any, in respect of all outstanding debt securities of such series on the stated dates such payments are due in accordance with the terms of the indenture and such outstanding debt securities, provided that we have received an opinion of counsel to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders of such outstanding debt securities and that certain other conditions are met. (Section 10.1(B) of the indenture)

Satisfaction and Discharge

The indenture will cease to be of further effect and the trustee, on demand of and at the expense of the company, will execute appropriate instruments acknowledging the satisfaction and discharge of the indenture upon compliance with certain enumerated conditions, including:

•	We have paid all sums payable by us under the indenture, as and when the same are due and payable;

•	We have delivered to the trustee for cancellation all debt securities theretofore authenticated under the indenture; or

•	All debt securities not theretofore delivered to the trustee for cancellation have become due and payable or are by their terms to become due and payable within one year and we have deposited with the trustee sufficient cash or U.S. government obligations which, through the payment of principal and interest thereon in accordance with their terms, will provide sufficient cash to pay, at maturity or upon redemption, all debt securities of any series outstanding under the indenture. (Section 10.1(A) of the indenture)

Governing Law

The indenture is, and the debt securities will be, governed by the laws of the State of New York. (Section 11.8 of the indenture)

PLAN OF DISTRIBUTION

We may sell the debt securities being offered under this prospectus through agents, underwriters, or dealers, or we may sell debt securities directly to one or more purchasers, or through a combination of any such methods of sale. The prospectus supplement for a particular offering of securities will set forth the terms of the offering of such securities, including the name or names of the specific agents, dealers or underwriters (including managing underwriters, if any), the purchase price and the proceeds to us from such sales, any underwriting discounts, agency fees or commissions and other items constituting compensation to the underwriters, agents or dealers, the initial public offering price, any discounts or concessions to be allowed or reallowed or paid to dealers, the securities exchange, if any, on which such securities may be listed, and the place and time of delivery of the securities offered.

Debt securities may be offered and sold through agents that we may designate from time to time. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, as amended (the “Securities Act”), of any debt securities so offered and sold. Agents may be entitled under agreements which may be entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

If we use an underwriter or underwriters in the sale of any debt securities, we will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached. Such underwriter or underwriters will acquire the securities for their own account and may resell such securities from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by us against certain liabilities, including liabilities under the Securities Act. If any underwriter or underwriters are utilized in the sale of any debt securities, unless otherwise set forth in the applicable prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters will be subject to certain conditions precedent and that the underwriters with respect to a sale of such securities will be obligated to purchase all such securities if any are purchased.

If a dealer is utilized in the sale of any debt securities under this prospectus, we will sell such securities to the dealer, as principal. The dealer then may resell such securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the debt securities so offered and sold. Dealers may be entitled, under agreements which may be entered into with us, to indemnification by us against certain liabilities, including liabilities under the Securities Act. The name of any such dealer and the terms of the transaction will be set forth in the applicable prospectus supplement.

Offers to purchase debt securities may be solicited directly by us, and sales of such securities may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale thereof. The terms of any such sales will be described in the applicable prospectus supplement.

The place and time of delivery of the applicable debt securities will be set forth in an accompanying prospectus supplement.

LEGAL MATTERS

Unless otherwise indicated in a prospectus supplement relating to the debt securities, certain legal matters in connection with the securities will be passed upon for Progressive by Baker & Hostetler LLP, Cleveland, Ohio.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2013, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.